Exhibit 99.75

NOTICE OF INTENTION TO PURCHASE COMMON SHARES OF JUST

ENERGY GROUP INC. (1)

Trading Symbol—JE

December 13, 2011

(1)	Just Energy Group Inc. (“Just Energy”), was converted to a corporation from an income trust effective January 1, 2011 (the “Conversion”). All references in this Notice of Intention to Just Energy, its shares, its shareholders and its dividends are, prior to January 1, 2011 deemed respectively to be references to the Fund, its units, its unitholders and its distributions.

1.	Securities Sought:

(a)	class of securities subject to the NCIB: Common Shares of Just Energy (the “Shares”).

(b)	total number of Shares:

(i)	issued and outstanding: as of December 12, 2011 – 138,919,857 Shares

(ii)	in the total public float: 132,009,176 Shares – (See attached Schedule).

(c)	percentage of Shares that may be purchased under the NCIB is for:

(i)	% of issued and outstanding (maximum 5%): 6,945,000 Shares

(ii)	% of the public float, as the case may be (maximum 10%): 13,200,917 Shares

(d)	maximum number of securities that may be acquired under the NCIB: 13,200,917 Shares.

(e)	where the issuer has established a specific number of securities to be acquired under the NCIB, the number of securities sought: Up to 13,200,917 Shares.

(f)	is the issuer an investment fund: NO

If the answer is NO, the average daily trading volume for six months prior to the date hereof is 329,719 Shares. No more than 25% of the average daily trading volume will be purchased on any one trading day – ie., no more than 82,430 Shares.

(g)	if the issuer has a class of restricted securities: No

(i)	a description of the voting rights of all equity securities: N/A

(ii)	if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

2.	Duration: The normal course issuer bid will commence December 16, 2011, and will terminate on December 15, 2012 or on such earlier date as Just Energy may complete its purchases pursuant to this Notice.

3.	Method of Acquisition: Purchases of Shares of Just Energy pursuant to this Notice will be effected through the facilities of the TSX as well as alternative trading systems and, subject as herein provided, at times and in numbers to be determined by Just Energy. The purchase of and payment for the Shares acquired pursuant to this Notice will be made by Just Energy in accordance with the by-laws and rules of the TSX and the price which Just Energy will pay for any such Shares will be the market price of such Shares at the time of acquisition. During the period of this Notice, Just Energy will make no purchase (other than by way of an exempt offer) of Shares other than open market purchases. Just Energy intends to finance the purchase price for the Shares purchased by it pursuant to this Notice from its working capital. All Shares purchased pursuant to the Notice will be cancelled.

4.	Consideration Offered: There are no restrictions on the price Just Energy is willing to pay and there are no other restrictions relating to the NCIB.

5.	Reasons for the NCIB: In addition to providing shareholder liquidity, Just Energy believes that its Shares are trading in a price range which does not adequately reflect the value of such Shares in relation to Just Energy’s business and its $1.24 annual dividend – a yield of in excess of 12.5%—and accordingly Just Energy’s future business prospects. As a result, depending upon future price movements and other factors, Just Energy believes that Just Energy’s Shares represent an attractive investment.

6.	Valuation: After reasonable inquiry, there has been no formal appraisal or valuation of Just Energy known to the directors or officers of Just Energy regarding Just Energy, their material assets or securities, prepared within the two year period preceding the date of this Notice.

7.	Previous Purchases: During the 11 month period ended November 30, 2011 Just Energy has not purchased any Shares under an NCIB.

8.	Persons Acting Jointly or In Concert with the Issuer: There is no person acting jointly or in concert with Just Energy.

9.	Acceptance by Insiders, Affiliates and Associates:

No director or senior officer of Just Energy or, to the knowledge of the directors and officers of Just Energy after reasonable inquiry, any associate of any director or senior officer of Just Energy or any person acting jointly or in concert with Just Energy or any person holding 10% or more of any class of equity securities of Just Energy has any present intention to sell Shares of Just Energy during the period of this Notice. However, sales of Shares of Just Energy through the facilities of the TSX or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. During the period of this Notice, Just Energy intends to require any investment dealer who acts simultaneously for Just Energy, and for a seller of Shares of Just Energy on the TSX to assure Just Energy, in writing, that such seller is not known to the investment dealer to be an insider of the Just Energy, an associate of an insider of the Just Energy or an associate or affiliate of Just Energy.

10.	Benefits from the NCIB: There will be no direct or indirect benefits received by directors or senior officers of Just Energy that will not also be received by all other shareholders of Just Energy who sell or do not sell.

11.	Material Changes in the Affairs of Just Energy: There have been no material changes in the affairs of Just Energy which have not been generally disclosed and neither has Just Energy any plans or proposals for material changes in its affairs which have not been generally disclosed.

12.	Participating Organization Information:

(a) Name of broker: CIBC World Markets

(b) Name of registered representative:

James Beattie – Managing Director – Head of Institutional Cash Equities

(c) Address of broker: 161 Bay Street, 5th Floor

(d) Fax number: (416) 594-8465

(e) Telephone number: (416) 594-8500

13.	Other Significant Information: significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB: NONE

14.	Certificate: The undersigned senior officers of Just Energy, duly authorized by the Just Energy board of directors, certify that this notice is complete and accurate and in compliance with Sections 628 and 629 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Toronto, December 13, 2011.

JUST ENERGY GROUP INC.

By: (“signed) Ken Hartwick
KEN HARTWICK
President and Chief Executive Officer

By: (“signed) Beth Summers
BETH SUMMERS
Chief Financial Officer

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